ImmunoPrecise Rebrands as MindWalk, Announces NASDAQ Ticker Change to “HYFT”

An Evolution in Name, Structure, and Strategy Reflecting the Company’s AI-Driven Platform and Bio-Native Discovery Vision

AUSTIN, TEXAS  – ImmunoPrecise Antibodies Ltd. (NASDAQ: IPA) (“IPA” or the “Company”), ImmunoPrecise Antibodies Ltd. and its subsidiaries (BioStrand and Talem) today announced a unification under a single corporate brand, MindWalk, and a change of its Nasdaq ticker symbol to HYFT. The new identity conveys the Company’s evolution into a Bio-Native AI platform business built at the intersection of AI, multi-omics data, and advanced laboratory research.

“Today is an evolutionary step forward,” said Dr. Jennifer Bath, President and Chief Executive Officer of MindWalk. “Inspired by Darwin’s thinking path, MindWalk is about seeing what others can’t—patterns hidden in biology that point to better medicines. Our role is to convert that insight into impact, uniting science, computation, and responsible experimentation to change the pace of care.”

MindWalk: A New Era in Bio-Native AI-Powered Discovery

Inspired by Charles Darwin’s daily walks along his “thinking path” — where he questioned convention and advanced new theories — MindWalk carries that spirit forward. It represents a modern extension of that philosophy: a transformative, pattern-seeking journey through the complexity of biology, powered by the combined strengths of AI, data and advanced lab research.

Now operating as a Bio-Native AI company, MindWalk reimagines discovery by intelligently integrating data across formats and disciplines—turning information into dynamic biological meaning. By making biological diversity computable, MindWalk unifies this data into a single, structured system that accelerates discovery with depth and direction.

At the core of this transformation is the Company’s LensAI™ platform powered by HYFT® technology, built to redefine how biologics are discovered and developed. Drug discovery, unified—from idea to impact. This brand evolution is also a business transformation. MindWalk is expanding beyond specialized wet-lab services to commercialize an intelligence-platform model—amplifying discovery, enabling recurring SaaS offerings, creating generative asset opportunities, and supporting scalable partnerships across the pharmaceutical ecosystem.

Key Business Highlights:

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Unified Brand Identity: ImmunoPrecise Antibodies (IPA) together with its subsidiaries BioStrand and Talem are now unified as MindWalk, a single brand under the umbrella of MindWalk Holdings Corp.
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Business Model Shift: Transitioning from standalone wet-lab services to an integrated, scalable platform company model — launching DaaS, SaaS offerings, enhancing asset generation, and enabling large-scale partnerships

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New Nasdaq Ticker: “HYFT” — replacing “IPA” to reflect the foundational role of HYFT® technology in the company’s AI stack

“MindWalk is the first to make biological diversity truly computable — integrating multi-modal data into a structured system that drives insight with clarity, speed, and depth,” added Dr. Bath.

For more information visit: MindWalkAI.com

About MindWalk

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by patented HYFT® technology and the LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with an integrated, full-stack wet lab. The platform supports rapid epitope mapping, de novo molecular design, in silico vaccine exploration, and population-scale biologics analytics that help turn insights into validated candidates at speed.

Investor Contact

Louie Toma, CPA, CFA
Managing Director, CoreIR
investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “potential,” or similar expressions, or by statements that certain actions, events, or results “may,” “will,” “could,” or “might” occur or be achieved. These include, but are not limited to, statements regarding the Company’s name change and ticker symbol transition to “HYFT,” the anticipated benefits of rebranding under the MindWalk AI identity, projected scalability and adoption of the HYFT® technology and LenAI™ platform, and the Company’s strategic shift toward a unified, AI-native discovery model.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events and Company performance. Actual results could differ materially from those expressed or implied due to factors beyond the Company’s control, including: operational challenges in executing the rebrand and technology consolidation; risks associated with platform scalability and AI integration; scientific or technical validation hurdles; evolving market adoption dynamics in the SaaS and biologics R&D sectors; economic, geopolitical, or regulatory shifts; and customer or partner response to the new corporate structure.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information about these and other risks and uncertainties is set out in the Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended

April 30, 2025, available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar. If any of these risks materialize, the Company’s actual results, performance, or achievements could vary significantly from those currently anticipated.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.